VeriFone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, California 95110

August 7, 2006

Via Facsimile and EDGAR

Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-9303

Attention:	Barbara C. Jacobs, Assistant Director, Division of Corporation Finance
Re:
VeriFone Holdings, Inc.—
Registration Statement on Form S-4 (File No. 333-134928)

Dear Ms. Jacobs:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the "Securities Act"), VeriFone Holdings, Inc. (the "Registrant") hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4 (the "Registration Statement") be accelerated to, and that the Registration Statement be declared effective at 4:30 p.m., Washington D.C. time on Tuesday, August 8, 2008.

        In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such request may be made by any officer of the Registrant or by any lawyer with Sullivan & Cromwell LLP.

Sincerely,
VERIFONE HOLDINGS, INC.
By:	/s/ ZWARENSTEIN
	Name:	Barry Zwarenstein
	Title:	Senior Vice President and Chief Financial Officer
cc:
Daniel Lee
(Securities and Exchange Commission)
Scott D. Miller
(Sullivan & Cromwell LLP)